Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

July 14, 2021.

Item 3	News Release

The press release attached as Schedule “A” was released on July 14, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

July 14, 2021.

Schedule “A”

Bitfarms Provides Bitcoin Production Update

Toronto, Ontario and Brossard, Québec (July 14, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (NASDAQ: BITF // TSXV: BITF), a publicly traded Bitcoin mining company, currently powering an estimated 1.5% of the Bitcoin network with greater than 99% green hydroelectricity, today announces a Bitcoin production update.

Mining Production Highlights as of July 12, 2021

•	Using green hydroelectricity, Bitfarms mined 1,357 Bitcoin in the first six months of 2021, the largest number of Bitcoin mined in North America as reported by publicly traded miners.
•	Deposited 1,445 Bitcoin into custody through July 12, representing over 95% of the Company’s Bitcoin production this year.
•	Mined 265 new Bitcoin during June 2021, Bitfarms’ largest monthly production rate achieved in 2021 and approximately one-third more than Bitfarms’ mining production in January 2021.
•	Received and installed 1,500 Bitcoin miners from MicroBT in Bitfarms’ Magog data center, adding 120 PH/s of total production in June 2021.

Bitcoin Production Update

As of July 12, 2021, Bitfarms had mined 1,515 Bitcoin (“BTC”) on a year-to-date basis. Bitfarms’ production rate by month was:

January 2021:	199 BTC
February 2021:	178 BTC
March 2021:	221 BTC
April 2021:	232 BTC
May 2021:	262 BTC
June 2021:	265 BTC
July 1-12th 2021:	158 BTC

On July 3, the Bitcoin network experienced its largest difficulty drop in history due to recent macro developments in China. This has resulted in Bitfarms producing significantly higher quantities of Bitcoin at a lower cost per Bitcoin produced.

In the first 12 days of July, Bitfarms mined 158 Bitcoin, more than half of June’s year-to-date record Bitcoin production rate. Based on current mining conditions, Bitfarms projects to mine over 400 Bitcoin in the month of July, which would imply over 100% more Bitcoin production than January and over 50% more than in June.

“For the last 18 months, Bitfarms has been one of the largest publicly traded producers of Bitcoin and one of the only companies doing so with greater than 99% green hydroelectricity. With the recent ban on Bitcoin mining in China, Bitfarms has nearly doubled its market share and is currently producing approximately 13 Bitcoin per day. Reports indicate that the ban on crypto mining in China and the exodus of mining rigs seeking new hosting may take an extended period of time to resolve. Bitfarms is well positioned to take advantage of the significantly improved economic opportunity. With mining difficulty expected to be reduced even further, and as we continue to receive and install new miners, we believe that Bitfarms’ market share and our share of block rewards should continue to increase,” commented Emiliano Grodzki, Bitfarms Founder and Chief Executive Officer.

Bitfarms Announces Grant of RSUs

Bitfarms also announces the granting of 50,000 restricted share units (“RSUs”) to an officer and director of the Company pursuant to the Company’s Long Term Equity Incentive Plan. Each RSU entitles the holder to receive one common share of the Company and is subject to vesting conditions.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a Bitcoin mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021 Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Defined Terms

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release. The statements in this release regarding expectations in respect to Bitfarms’ future rate of Bitcoin production and its future market share and share of block rewards and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “should”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

CORE IR
+1 516 222 2560

Investors@bitfarms.com

US Media:

CORE IR
Jules Abraham, Director of Public Relations

julesa@coreir.com

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com